August 6, 2015

Mr. Russell Mancuso

Branch Chief

Securities and Exchange Commission

Washington D.C. 20549

Re:                             Ballard Power Systems Inc.

Registration Statement on Form F-4

Filed July 8, 2014

File No. 333-205541

Dear Mr. Mancuso,

Ballard Power Systems Inc. (“Ballard Power” or the “Company”) has received and reviewed your letter dated August 3, 2015, regarding the Commission’s review of Ballard Power’s Registration Statement on Form F-4 (File No. 333-205541) (the “Form F-4”). Ballard Power’s responses to your comments are set forth below and are reflected in an amendment to the Form F-4 (“Amendment No. 1”) filed today.

SEC Comment 1:

1.              We see that the financial statements of Protonex are prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP) while the financial statements of Ballard Power are prepared in accordance with International Financial Reporting Standards (IFRS).  Please tell us why there are no adjustments to convert the financial statements of Protonex to be consistent with the presentation of Ballard Power under IFRS. Under the guidance of Article 11 of Regulation S-X, amounts from the acquiree’s historical financial statements presented in accordance with U.S. GAAP will need to be converted to the issuer’s basis of accounting (IFRS).

Company Response to Comment 1:

During the preparation of the pro forma financial statements, we performed a review of Protonex Technology Corporation’s (“Protonex”) accounting policies and financial statements to determine any significant differences between U.S. GAAP and IFRS. As Protonex does not have complex operations and its operations are similar in nature to those of Ballard Power, we focused our review on key areas where one might reasonably expect accounting policy differences to arise including revenue recognition, inventory measurement, and research and development expenses and activities. As a result of this review, we concluded there were no significant differences between U.S. GAAP and IFRS for Protonex and determined that no adjustments were necessary in order to convert the Protonex financial statements to IFRS for purposes of the pro forma financial statements. Upon completion of the merger, we will complete our analysis of Protonex’s accounting policies in accordance with the applicable rules and regulations.

SEC Comment 2:

2.              The footnotes (c) (d) and (e) do not appear to correlate to the descriptions in Note 5 on page 82 of the pro forma financial information.  Please revise as necessary.

Company Response to Comment 2:

We have corrected the footnote lettering to align to the pro forma note information.

SEC Comment 3:

3.              We see that you allocated $5 million of the preliminary purchase price to intangible assets which primarily represent patents and patent applications and $10 million to goodwill.  Please tell us how you determined that there were no technology-based or customer-based intangible assets that should be recognized in applying the acquisition method.  Please reference IFRS 3 and IAS 38.

Company Response to Comment 3:

During the preparation of the pro forma financial statements, we performed a preliminary review of the estimated fair values of Protonex’s assets and liabilities to determine any significant purchase price allocation considerations including the existence of any significant identifiable intangible assets in accordance with IFRS 3 and IAS 38. As a result of this review, we allocated $5 million of the preliminary purchase price to identifiable intangible assets which consist primarily of existing patents and patent applications. Although not directly disclosed in our initial pro forma financial statements, this $5 million purchase price allocation adjustment also includes preliminary fair value estimates of other identifiable intangible assets consisting of in-process research and development assets, customer contracts and related customer relationships, and order backlog. We have now updated our pro forma financial statement note to identify these other technology-based and customer-based intangible assets.

Upon completion of the merger, final valuations will be performed. Ballard Power intends to complete the valuations and other studies upon completion of the merger and will finalize the purchase price allocation as soon as practicable within the measurement period in accordance with IFRS 3, but in no event later than one year following the closing date of the merger.

SEC Comment 4:

4.              Regarding revenues from cost-sharing, cost-reimbursement, fixed price and cost plus contracts, please disclose how you recognize revenue under FASB ASC 605-35.  Please clarify if you use the percentage of completion or completed contract method of revenue recognition.  If you use the percentage of completion method, please revise to disclose the method or methods (for example, cost to cost, labor hours) of measuring progress toward completion.

Company Response to Comment 4:

Protonex utilizes the percentage of completion basis to proportionally recognize revenue as costs are incurred. Protonex’s contract arrangements are research and development (R&D) efforts, not contracts for the construction of facilities or the production of goods.  Protonex recognizes revenue on a given contract proportionately with its percentage of completion at any given time. The percentage of completion is determined by dividing the cumulative costs incurred to date by the sum of incurred and anticipated costs for completing a contract.

We believe that Protonex’s revenue recognition policy is properly disclosed in the financial statements.

SEC Comment 5:

5.              Please file the tax opinions in a pre-effective amendment.

Company Response to Comment 5:

The tax opinions have been filed as exhibits 8.1 and 8.2 to Amendment No. 1.

In connection with our response to your comments, we acknowledge that:

•                  We are responsible for the adequacy and accuracy of the disclosure in our filings;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (604) 453-3725 if you have any additional questions or need any further clarification.

Sincerely,

/s/ Tony Guglielmin

Tony Guglielmin
Vice President and Chief Financial Officer
Ballard Power Systems Inc.

Cc: Randal R. Jones, Dorsey & Whitney LLP